UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-31153

     (Check One):

[   ] Form 10-K    [   ] Form 20-F   [   ] Form 11-K   [X] Form 10-Q   [   ] Form N-SAR

For Period Ended: March 31, 2002

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MAGNOLIA VENTURES, INC.

Full Name of Registrant

Former Name if Applicable

6767 W. Tropicana Avenue, Suite 207

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89146

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion or thereof, could not be filed within the prescribed time period.

     The report of Magnolia Ventures Inc. (the “Company”) on Form 10-QSB could not be filed within the prescribed time period because the Company’s financial statements were not completed and could not be completed within the prescribed time period without unreasonable effort or expense. Without complete financial statements, the narrative portions of the report could not be completed. As a result, the Company could not solicit and obtain the necessary review of the Form 10-QSB and signature thereto in a timely fashion prior to the due date of the report.

     The Company anticipates that its report on Form 10-QSB will be filed on or before the fifth calendar day following its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peggy Melilli	702	248-1027

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes  [   ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

[   ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Magnolia Ventures, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be singed on its behalf by the undersigned hereunto duly authorized.

Date May 14, 2002	By:	/s/ Peggy Melilli

Peggy Melilli President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)